 **thedavidmovieofficial**

 **thedavidmovieofficial** We all h
proud of our accomplishments

Go to angel.com/david to learn
#didyouseethat #thedavidmov

3w

 **melissaquintanillams** So cute
1w   Reply

 **davipassos700** 🔥 🔥 🙌
3w   Reply

 **keziah595** This is really nice.
2w   1 like   Reply

 **outer_kingdom** Incredible!!
2w   1 like   Reply

 **joshlyrodriguez** 😍😍
2w   Reply

View Insights

  

18,321 views

OCTOBER 22

 Add a comment...

 **thedavidmovieofficial**

 **thedavidmovieofficial** WRITEF

After studying Drama and sper
copywriter, Brent joined Sunris
Africa's first animated feature,
Since then, he has been the ev
growth of Sunrise Animation St

His brilliant mind and inspiring
towards being the fun, vibrant,
today.

David's life was defined by his
while his fallible, relatable hum
cultures and generations. All th
inspiration behind Brent's work

If you want to be part of this st
world, go to angel.com/david a

4w

 **bigablessed** Yes brothers, we

4w   1 like   Reply

 **anna_miriam_brown** This is S

View Insights

 ♡   💬   ⌲

 Liked by **basil.nevaeh** and **451 oth**

OCTOBER 16

 Add a comment...



thedavidmovieofficial



thedavidmovieofficial Our fait
have, but in He who freely gave
will is in the small stones, no do
Goliaths, but you have to make

Go to angel.com/david to learn
can be part of it.

Artist: Daniel Clarke
@danielclarkeart

4w



theophilia.illustrations Oh wow
come out?

4w   5 likes   Reply

——   View replies (6)



unclekaika_arhawaii How do w

4w   3 likes   Reply

——   View replies (1)



jadban_0 Love it by far! Its the
with the funding of this movie?

View Insights



   Liked by **basil.nevaeh** and **1,361 o**

OCTOBER 17

Add a comment...



thedavidmovieofficial



thedavidmovieofficial We wan
entertaining and inspiring story

To join us, go to angel.com/dav

4w



aylen_juarez Sooo cool 🔥🔥

3w Reply



nojikotlady 👏👏👏👏👏

3w Reply



3dhdesigns This is amazing!!

6d 1 like Reply



raisingryans This is awesome!

3w Reply



_dave_ed When is this out ??

4w Reply



robertiskead Excited for this. I

View Insights







12,854 views

OCTOBER 18



Add a comment...

 **thedavidmovieofficial**

 **thedavidmovieofficial** Trivia T

What was David's job as a youn

Maaaybe... we have already giv

Go to angel.com/david to learn

4w

 **bearded_one89** I cannot wait
time frame given just yet?

3w   2 likes   Reply

———   View replies (1)

 **mary_ella17_** Shepard!!!🙌🔥

3w   1 like   Reply

 **lovelylaly5** Shepherd Boy

3w   Reply

 **chayareinitz_etch_a_sketch_**

3w   Reply

View Insights

♡   ◯   ◁

 Liked by **basil.nevaeh** and **757 oth**

OCTOBER 19

   Add a comment...

 **thedavidmovieofficial**

 **thedavidmovieofficial** LIVESTI

It's Today and you don't want t

Brent Dawes and Rita Mbanga
short and how David will look c

Join us @ noon MDT!
Link for livestream in bio. See y

Go to angel.com/david for more

Artist: Armand Serrano
@armand_serrano

3w

 **dem1nez** How do we get the st

3w   Reply

⎯⎯   View replies (1)

 **pri_pasquale** ❤️❤️

3w   Reply

View Insights

♡   ♡   ⩗

 Liked by **basil.nevaeh** and **943** ot

OCTOBER 20

 Add a comment...



thedavidmovieofficial



thedavidmovieofficial We love
share them with us.

Find someone in your life or co
and submit your nominees for

Here's how...
1) Create a post on Facebook
2) Tag us
Facebook:@TheDavidMovie
Instagram:@TheDavidMovieOf
3) Tag the person you want to
Include a short description/vide
this award and use the #davida

Go to angel.com/David to learn

3w



juniorrodriguezart 🔥🔥🔥🙏

3w   Reply



seahrts I love this initiative!! 😍

3w   Reply

View Insights



  

 Liked by **basil.nevaeh** and **692 ot**

OCTOBER 21

   Add a comment...